UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

963025705
(CUSIP Number)

Jeffrey M. Rose, 36 West 88th St. #2, NY, NY 10024, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	963025705

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
726,471
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
792,401
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

SCHEDULE 13D

CUSIP No.	963025705

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
726,471
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
792,401
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Virginia Beach, Virginia 23452.

Item 2.	Identity and Background

(a)	This Schedule 13D is being jointly filed by Steamboat Capital Partners, LLC (“IA”) and Parsa Kiai.

(b)	The address of the principal business office of each of the Reporting Persons is 31 Old Wagon Road, Old Greenwich, CT 06870.

(c)	IA provides investment advisory and management services and acts as portfolio manager for entities (including funds of which an affiliate is general partner) owning shares of the Issuer. Parsa Kiai is the managing member of IA.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	IA is organized under the laws of Delaware. Parsa Kiai is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares as to which this report on Schedule 13D is being filed were acquired at an aggregate price (excluding commissions) of approximately $7.4 million and were purchased by clients of IA (including funds of which an affiliate is general partner) with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares as to which this report on Schedule 13D is being filed based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On May 21 2021, IA had a conversation with management of the Issuer in which IA requested the election of directors to represent the Series D Preferred Shareholders. In addition, IA had discussions with management regarding the Issuer’s capital structure and the possible acquisition and disposition of securities by clients of IA.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	IA (as the portfolio manager for its clients, including funds of which an affiliate is general partner) and Mr. Kiai (as the managing member of IA) may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. As the securities actually owned are 439,132 shares of Series D Cumulative Convertible Preferred Stock and 232,123 shares of Series B Convertible Preferred Stock, which is convertible into common stock, the percentages contained herein are computed in accordance with Rule 13d-3. The aggregate percentage of Shares reported owned by each person named herein is based upon 9,706,738 Shares outstanding as of May 4, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC May 6, 2021, plus Shares which would be acquired on the conversion of the preferred stock as provided by Rule 13d-3.

(b)	Each of the Reporting Persons have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares indicated on the cover page of this Schedule 13D on which they are respectively named.

(c)	Transactions by the Reporting Persons (on behalf of clients of IA, including funds of which an affiliate is general partner) in Shares of the Issuer within the past sixty days (as of 8:00 AM on June 1, 2021), are set forth on Schedule 5.

(d)	Clients of IA, including funds of which an affiliate is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are party to a Joint Filing Agreement, attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have jointly agreed to file this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement between the Reporting Persons dated June 1, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021

/s/ Parsa Kiai
Parsa Kiai
Steamboat Capital Partners, LLC

By:	/s/ Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5

Transactions in the Shares of the Issuer During the Last 60 Days

The following table set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons on behalf of clients of IA. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The transactions reported hereon are transactions in convertible preferred securities of the Issuer convertible into Shares and the price and number of shares reported below is the price and number of such securities actually purchased. Series D Cumulative Convertible Preferred Shares are convertible into Shares at a ratio of 1.4741 to 1 and Series B Convertible Preferred Shares are convertible into Shares at a ratio of .625 to 1. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price per Share ($)	Price Range ($)

Transactions in Series D Cumulative Convertible Preferred Shares

4/5/2021	(15,282)	18.1935	18.15-18.215
4/16/2021	(16,900)	17.9962	17.9-18.11
4/16/2021	(21,533)	18.0083	17.95-18.10
4/16/2021	(919)	18.0843	18.05-18.095
4/19/2021	(1,714)	17.9803	17.9-18.06
4/20/2021	(15,000)	18.0009	18-18.125
4/20/2021	(6,641)	18.0024	18-18.05
4/21/2021	(17,000)	17.9769	17.8-18
4/27/2021	(7,250)	18.0511	18.03-18.12
5/4/2021	1,521	18.2303	18.2-18.25
5/4/2021	(3,865)	18.1573	18.1-18.235

Transactions In Series B Convertible Preferred Shares
4/5/2021	(1,342)	11.0697	11.06-11.11
4/6/2021	(25,000)	11.2844	11.25-11.415
4/16/2021	(100)	11.7000	11.7
4/16/2021	(1,210)	11.7136	11.7-11.75
4/19/2021	(49,349)	12.0010	12-12.15
4/20/2021	(23,190)	12.0020	12-12.05
5/4/2021	2,234	12.4656	12.28-12.5
5/4/2021	(543)	12.4644	12.05-12.5
5/5/2021	(1,200)	13.0063	13-13.05